EXHIBIT 99.1

Student Transportation Inc. Reports Fiscal 2016 First Quarter Results

New Fiscal Year Off to a Solid Start

BARRIE, Ontario, Nov. 5, 2015 (GLOBE NEWSWIRE) -- Student Transportation Inc., ("STI" or the "Company") (TSX:STB) (NASDAQ:STB) today reported financial results for the first quarter of fiscal year 2016, ended September 30, 2015. All financial results are reported in U.S. dollars except as otherwise noted. STI's first quarter results reflect the normal seasonality of the school bus transportation industry. Accordingly, the first quarter results are not considered to be indicative of the Company's annual results.

Revenue for the first quarter of fiscal 2016 increased to $93.4 million from $88.5 million, and Adjusted EBITDA* reflected a loss of ($2.3) million compared to a loss of ($0.8) million for the first quarter of fiscal year 2015.

"The first quarter operating results reflect the start up costs for the new bid wins secured for fiscal 2016 and higher offseason costs from continued growth," said Patrick J. Walker, Chief Financial Officer. "As previously stated, we have already secured an approximate 7% increase in annualized revenue for the current fiscal year. We expect that we will secure additional growth for this year as we continue to build out our asset light initiatives. In connection with our continued growth, it is normal for the first quarter to include higher offseason costs compared to the prior year period. In addition, the fiscal 2016 first quarter also reflects fewer operating days related to the later timing of school starts in some locations and higher interim insurance claims development from prior year periods compared to the prior year first quarter. The operating days will catch up as we move through the remainder of the fiscal year."

STI reported a net loss of $9.5 million or $0.10 per common share for the first quarter of fiscal 2016 compared to the prior fiscal year first quarter net loss of $8.8 million or $0.11 per common share. The increase in net loss for the first quarter of fiscal year 2016 is primarily attributable to the higher insurance costs and fewer operating days, partially offset by lower fuel costs and larger contract price increases for the first quarter of fiscal year 2016 compared to the same period of the prior year.

"While the first quarter of our fiscal year includes minimal school days in July and August, the first quarter of fiscal 2016 had even fewer days than last year due to some of the schools having a later start this year. As always, we will recoup those school days as we go through the remainder of the school year. Fuel expense as a percentage of revenue continues to decline, coming in at 6.1% in the first quarter of fiscal 2016, down from 8.3% in the first quarter of fiscal 2015," added Walker. "The first quarter operating results provide a solid base for the 2016 full fiscal year. We have price increases on our existing contracts and secured 11 new bid wins for fiscal 2016 which maintain our stable contracted revenue visibility going forward. We also continue to focus on our management services group and other asset light businesses with expanded infrastructure to support those initiatives. We expect to see some new contracts added to this group soon as well as the expansion of our SafeStop app which now is in the hands of over 4,000 users and climbing."

The Company will hold its Annual General Meeting today, Thursday, November 5, 2015 at 2:00 p.m. ET at The Gallery of the Toronto Stock Exchange Broadcast & Conference Centre in the Exchange Tower, at 130 King Street West in Toronto. The meeting will be audio webcast live at STI's website at www.rideSTBus.com.

Reconciliation of Net loss and Adjusted EBITDA *
	Year over Year
(Amounts in 000's)	Three Months Ended
	9/30/15	9/30/14

Net loss	$ (9,543)	$ (8,755)

Add back:
Income tax benefit	(5,594)	(4,923)
Foreign currency loss	64	273
Other income, net	(1,122)	(1,144)
Non-cash gain on US$ 6.25% Convertible
Debentures conversion feature	(6)	(188)
Equity in net loss of unconsolidated investment	5	--
Unrealized loss on foreign currency exchange contracts	--	282
Non-cash stock compensation	803	770
Interest expense	3,709	4,212
Amortization expense	788	821
Depreciation and depletion expense	5,000	4,963
Operating lease expense	3,550	2,887
Adjusted EBITDA *	$ (2,346)	$ (802)

Results of Operations

	Three Months Ended
	September 30,
	2015	2014

Revenues	$ 93,383	$ 88,532

Costs and expenses
Cost of operations	85,084	78,918
General and administrative	14,195	13,303
Non-cash stock compensation	803	770
Depreciation and depletion expense	5,000	4,963
Amortization expense	788	821
Total operating expenses	105,870	98,775
Loss from operations	(12,487)	(10,243)
Interest expense	3,709	4,212
Foreign currency loss	64	273
Unrealized loss on foreign currency exchange contracts	--	282
Non-cash gain on US$ 6.25% Convertible
Debentures conversion feature	(6)	(188)
Other income, net	(1,122)	(1,144)
Loss before income taxes and equity in net loss
of unconsolidated investment	(15,132)	(13,678)
Equity in net loss of unconsolidated investment	(5)	--
Income tax benefit	(5,594)	(4,923)
Net loss	$ (9,543)	$ (8,755)
Basic and diluted net loss per common share	$ (0.10)	$ (0.11)

STI's interim financial statements, notes to financial statements and management's discussion and analysis of financial condition and results of operations will be available at www.sedar.com and at the Company's website at www.rideSTBus.com.

Profile

Founded in 1997, Student Transportation Inc. (STI) is North America's most trusted provider of student transportation solutions, operating nearly 13,000 vehicles. STI's family of local companies delivers safe, reliable and cost-effective transportation, management, logistics and technology solutions to a wide range of customers throughout the U.S. and Canada. Services are delivered by drivers, dispatchers, maintenance technicians, terminal managers, information technology professionals and others, who are caring members of their local communities. For more information, please visit www.RideSTBus.com.

* Non-GAAP Measures

Adjusted EBITDA is a non-GAAP financial measure, but management believes it is useful in measuring STI's performance. Readers are cautioned that this measure should not be construed as an alternative to net income or loss or other comparable measures determined in accordance with GAAP as an indicator of the Company's performance or as a measure of its liquidity and cash flow. The Company's method of calculating non-GAAP measures may differ from the methods used by other issuers and accordingly, the Company's non-GAAP measures may not be comparable to similarly titled measures used by other issuers.

Forward-Looking Statements

Certain statements in this news release are "forward-looking statements" within the meaning of applicable securities laws, which reflect the expectations of management regarding, among other matters, STI's revenues, expense levels, cost of capital, financial leverage, seasonality, liquidity, profitability of new businesses acquired or secured through bids, borrowing availability, ability to renew or refinance various loan facilities as they become due, ability to execute STI's growth strategy and cash distributions, as well as their future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe", "should", "plans" or "continue" or similar expressions, and the negative forms thereof, suggesting future outcomes or events.

CONTACT: Investor Contacts:

         Patrick J. Walker
         Executive Vice President & Chief Financial Officer
         Student Transportation Inc.

         Doug Coupe
         Director of Communications & Investor Relations
         843.884.2720
         dcoupe@ridesta.com